SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Chimerix, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

16934W106
(CUSIP Number)

Rubric Capital Management LP 155 East 44th St, Suite 1630 New York, NY 10017 Attention: Brian Kleinhaus 212-418-1888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16934W106	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Rubric Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.51%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 16934W106	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON David Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.51%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16934W106	SCHEDULE 13D	Page 4 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common stock, par value $0.001 per share (the "Common Stock"), of Chimerix, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2505 Meridian Parkway, Suite 100, Durham, NC 27713.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i) Rubric Capital Management LP ("Rubric Capital"), the investment adviser to certain investment funds and/or accounts (collectively, the "Rubric Funds") that hold shares of Common Stock reported herein; and

(ii) David Rosen (“Mr. Rosen”), Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

(b)	The address of the business office of the Reporting Persons is 155 East 44th St, Suite 1630, New York, NY 10017.

(c)	The principal business of: (i) Rubric Capital is to serve as investment manager the Rubric Funds and (ii) Mr. Rosen is to supervise and conduct all investment activities of Rubric Capital, including all investment decisions with respect to the assets of the Rubric Funds.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Rubric Capital is a limited partnership organized under the laws of the State of Delaware. Mr. Rosen is a United States of America citizen.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 16934W106	SCHEDULE 13D	Page 5 of 11 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the shares of Common Stock reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately $30,113,000 was paid to acquire the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

On November 10, 2022, Rubric Capital issued a press release announcing that it sent a letter to the board of directors of the Issuer (the "November 2022 Letter") setting forth certain of its views on the Issuer. The foregoing description of the November 2022 Letter is qualified in its entirety by reference to the full text of the letter, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations may cover a range of issues, including those relating to the business of the Issuer, management, the board, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation and corporate governance. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions).

The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Common Stock, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Common Stock.

CUSIP No. 16934W106	SCHEDULE 13D	Page 6 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 88,045,127 shares of Common Stock reported to be outstanding as of October 28, 2022, in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Within the past sixty days, the Reporting Persons have entered into transactions in the shares of Common Stock as set forth in Exhibit 2.

(d)	See Item 2. Rubric Capital Master Fund LP, a Rubric Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 16934W106	SCHEDULE 13D	Page 7 of 11 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2:	Transactions in Shares of Common Stock Within the Last Sixty Days of November 10, 2022.

Exhibit 3:	Letter from the Reporting Persons to the Issuer dated November 10, 2022.

CUSIP No. 16934W106	SCHEDULE 13D	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   November 10, 2022

RUBRIC CAPITAL MANAGEMENT LP

By:	/s/ Michael Nachmani
Name: Title:	Michael Nachmani Chief Operating Officer

/s/ David Rosen
DAVID ROSEN

CUSIP No. 16934W106	SCHEDULE 13D	Page 9 of 11 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: RUBRIC CAPITAL MANAGEMENT LP

Rubric Capital Management GP LLC serves as the general partner of Rubric Capital. The principal business of Rubric Capital Management GP LLC is to serve as general partner of Rubric Capital. Its business address is c/o Rubric Capital Management LP, 155 East 44th St, Suite 1630, New York, NY 10017. Rubric Capital Management GP LLC is a Delaware limited liability Company. Mr. Rosen, a Reporting Person, serves as the managing member of Rubric Capital Management GP LLC.

CUSIP No. 16934W106	SCHEDULE 13D	Page 10 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE:   November 10, 2022

RUBRIC CAPITAL MANAGEMENT LP

By:	/s/ Michael Nachmani
Name: Title:	Michael Nachmani Chief Operating Officer

/s/ David Rosen
DAVID ROSEN

CUSIP No. 16934W106	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT 2

Transactions in the

Shares of Common Stock

Within the Last Sixty Days

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by the Rubric Funds within the past sixty days and. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These Shares were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Buy/Sell	Price Per Share ($)*	Price Range ($)*	Shares Transacted
10/14/2022	Buy	1.8055	1.77-1.89	55,963
10/13/2022	Buy	1.8235	1.77-1.83	61,642
10/12/2022	Buy	1.8085	1.775-1.82	48,100
10/11/2022	Buy	1.8568	1.805-1.87	50,000
10/10/2022	Buy	1.8053	1.745-1.84	89,082
10/7/2022	Buy	1.8551	1.84-1.89	74,309
10/6/2022	Buy	1.9202	1.90-1.95	20,904
10/5/2022	Buy	1.9163	1.905-1.92	140,489
10/4/2022	Buy	1.9352	1.91-1.975	109,511
10/3/2022	Buy	1.9051	1.89-1.915	225,000
9/30/2022	Buy	1.9537	1.935-1.96	125,000
9/29/2022	Buy	1.8590	1.835-1.92	100,000
9/28/2022	Buy	1.9448	1.92-1.95	142,915
9/27/2022	Buy	1.8875	1.83-1.96	188,338
9/26/2022	Buy	1.8202	1.80-1.85	64,597
9/23/2022	Buy	1.8196	1.765-1.83	65,714

*Excluding commissions.

November 10, 2022

The Board of Directors (the “Board”)

Chimerix, Inc.

2505 Meridian Parkway

Suite 100

Durham, NC 27713S

Attention: Martha Demski, Chair of the Board

Dear Members of the Board:

I am writing you on behalf of Rubric Capital Management LP (together, “Rubric”, “we”, or “our”), whose managed funds and accounts collectively own approximately 8.5% of the common stock of Chimerix, Inc. (the “Company” or “Chimerix”). On October 19th, we met with Mike Sherman, Mike Andriole, and Josh Allen in our office. As in past meetings, they professed a desire to engage on the path forward for the Company. During the meeting we explained why we thought the Company’s strategy was destructive to shareholder value. It seemed that, at least philosophically, Mike Sherman agreed with us. As a result, we were extremely disappointed to see Chimerix doubling down on the go it alone strategy with ONC201 when they reported third quarter results. We have tried to engage constructively. The Company has persisted in its strategy of spending all its remaining capital on ONC201, so we are forced to write this letter publicly.

Chimerix is on the wrong path and is being frivolous with shareholder value. Continuing to invest in ONC201 despite the likely need for an expensive phase 3 trial is not an appropriate course of action for a company of this size and with such an onerous cost of capital. Considering this, we believe the Board must simultaneously begin a winddown process to maximize liquidation value available to shareholders and commence a strategic alternatives process for ONC201. The market appears to agree with us, as simply liquidating the Company would result in a return of up to 125% from the close on Tuesday, November 8th. Beyond the share price, shareholders have clearly demonstrated their dissatisfaction via the most recent annual meeting. Despite there being no alternative slate, no board nominee received a majority vote of the shares outstanding. One candidate only received 29% of the votes cast. Clearly shareholders are dissatisfied.

Downside Protection is as Important as Upside Potential

During our October 19th meeting, we gave the management team an example of two potential hypothetical investments and asked them to choose the one that they would prefer to invest their personal money. In “Investment A”, a $1 investment is guaranteed to be worth at least $2. In “Investment B”, a $1 investment has a 20% chance of being worth $10, but an 80% chance of being worth $0. Both investments have an expected value of $2, or a 100% return. Our view is that if given the choice, we should absolutely invest in Investment A because we would be guaranteed to make money whereas in Investment B we would most likely lose all our money. Investment A has total downside protection, while Investment B will most likely result in a total loss of capital. We were very glad that Mike Sherman agreed with us that he would rather put his personal money in a hypothetical Investment A.

Chimerix is in the unique position of being able to choose between these two investments right now. On the one hand, the Company could partner out ONC201 and return cash to shareholders for a guaranteed positive return. While this strategy would forgo the potential upside of developing ONC201 internally, it protects the downside and eliminates the possibility of investors receiving zero on their investment. It also ensures the continued development of ONC201 and would allow shareholders to participate in its success, albeit in a smaller way. Thoughtful capital allocators would never choose to invest in a lottery ticket instead of an investment with a substantial guaranteed return. The Board has provided bad incentives for this management team resulting in a misalignment of interests.

Chimerix Trades at a Substantial Discount to Liquidation Value

Chimerix is currently trading substantially below its liquidation value. In other words, the market is ascribing a negative value to management’s ability to allocate capital going forward. The Company has essentially no significant clinical trials ongoing and no in-house manufacturing infrastructure. As a result, committed spend and thus wind-down expenses should be limited. We believe the liquidation value of the Company is between $2.95 and $4.36 per share, depending on how much the Company receives in milestone payments from the sale of Tembexa. That represents a 52% to 125% return to Tuesday November 8th’s closing price of $1.94. This liquidation value excludes any consideration for ONC201 which is likely quite conservative.

Chimerix Liquidation Analysis
Q3 Ending Cash Balance	284.6
Estimated Winddown Expenses[1]	(25.0)
Liquidation Value ($mm)	259.6

Share count	88.0
Liquidation Value per Share	2.95
Return	52%

Tembexa Milestone Payments	124.0
Upside Liquidation Value ($mm)	383.6

Upside Liquidation Value per Share	4.36
Return	125%

Current Burn Rate is Extremely High; Time is of the Essence

In the most recent quarter, the Company’s burn rate was approximately $20mm. Going forward, the Company has guided that it expects the quarterly burn to come down to about $15mm. At year end, the Company disclosed it had 87 employees. Every quarter the Company continues to operate reduces the value that can be returned to shareholders by ~7%. This is an unconscionably high spending level for a company with no ongoing clinical trials. In order to maximize value to shareholders, the Company should immediately begin reducing costs and head count as much as possible.

] Rubric estimates

Closing Thoughts

Chimerix is currently in a unique position to create value for shareholders while preserving the value of ONC201. It is completely within the Company’s control to give shareholders a compelling total return with almost no risk. Choosing to develop ONC201 without a partner would be completely foolhardy as the Company has an effectively infinite cost of capital. Management must immediately begin winding down operations and conserving cash. We hope you act on this advice in the constructive way it is meant. We reserve our rights to take further action.

Sincerely,

David Rosen

Rubric Capital Management LP